

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2019

Daniel Chism
Chief Financial Officer
EZCORP INC
2500 Bee Cave Road
Rollingwood, TX 78746

  Re: EZCORP INC
   Form 10-K for the Fiscal Year Ended September 30, 2018
   Filed November 14, 2018
   File No. 000-19424

Dear Mr. Chism:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services